Exhibit 99.1



            HOLLINGER CANADIAN PUBLISHING HOLDINGS INC. (Canada)

                    HOLLINGER INTERNATIONAL INC. (U.S.)

                          HOLLINGER INC. (Canada)


             HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP


        Toronto, Canada, July 28, 1999 - Hollinger Canadian Publishing Holdings Inc. ("Hollinger Canadian") (TSE, ASE: HCP.U) and its affiliates, Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; Nasdaq: HLGCF) and Hollinger International Inc. ("Hollinger International") (NYSE: HLR), announce that Hollinger Canadian Newspapers, Limited Partnership (the "Partnership") (TSE: HCN.UN) has completed its initial public offering of C$40 million (4 million units at C$10 per unit). All units of the Partnership, including the 20 million units issued pursuant to a prospectus which qualified units purchased through its private placement which was completed on April 30, 1999, are now listed on The Toronto Stock Exchange. The offering was underwritten by a syndicate led by CIBC World Markets Inc. and Salman Partners Inc. The underwriters have an over allotment option for up to an additional C$6,000,000 (or 600,000 units) which is exercisable in whole or in part on or before September 27, 1999.

        The Partnership is a leading Canadian publisher of daily and weekly newspapers, magazines and specialty publications. The Partnership's publications include 47 daily community newspapers, 180 non-daily newspapers and shopping guides (comprised of 25 paid and 154 unpaid publications), and 106 magazines and specialty publications. These publications are generally strategically clustered and are primarily distributed in communities in smaller urban, suburban and rural markets across Canada.

        Hollinger International, through its subsidiaries and affiliated companies, is a leading publisher of English-language newspapers in the United States, the United Kingdom, Canada and Israel. Included among the company's 163 paid daily newspapers are the Chicago Sun-Times, The Daily Telegraph (London) and The Ottawa Citizen. These 163 newspapers have a world-wide daily combined circulation of approximately 4,451,000. In addition, the company publishes 441 non-daily newspapers as well as magazines and other publications.


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        Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel. Web sites are operated at all of its major newspapers. It owns the Canada.com national portal site and a variety of other specialized sites. Through its Hollinger Digital subsidiary, it has taken investment positions in various Internet-based companies.

For information please call:


J.A. Boultbee                         Peter Y. Atkinson
Executive Vice-President and CFO      Vice-President and General Counsel
Hollinger Inc.                        Hollinger Inc.
(416) 363-8721                        (416) 363-8721